UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

(Amendment No. 2)

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Logility, Inc.

(Name of the Issuer)

James C. Edenfield

Thomas L. Newberry

(Name of Persons Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue

Suite 2000

Memphis, Tennessee 38103

(901) 526-2000

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO (File No. 005-53013)
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 2 to Rule 13E-3 Transaction Statement (this “Statement”) relates to the offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”) to purchase up to all the outstanding shares of common stock (the “Shares”), no par value, of Logility, Inc., a Georgia corporation (“Logility”) not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009, (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009 (the “Schedule TO”), as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 3) by American Software on June 26, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 4) on June 30, 2009.

The purpose of this Statement is to report the results of the Offer.

The information set forth in the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 of Logility filed with the Commission on May 22, 2009, as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed with the Commission on June 18, 2009 and the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 2) filed with the Commission on June 24, 2009 (the “Schedule 14D-9”) is incorporated herein by reference.

All capitalized terms used in this Statement without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Rule 13E-3 Transaction Statement set forth below is amended and supplemented as follows.

Items 1 through 12 and 14 through 15.

The Offer expired at 12:00 midnight, New York City time, on June 29, 2009. According to American Stock Transfer & Trust Company, the Depositary for the Offer, a total of approximately 1,134,570 Shares were validly tendered.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable majority-of-the-minority condition to the Offer. Together with the Shares already owned by American Software and Shares issued upon exercise of stock options and conditionally tendered pursuant to the Offer, tendered Shares, including those subject to guaranteed delivery, represent approximately 96.7% of the outstanding Shares.

American Software has accepted for payment all Shares that were validly tendered and not withdrawn in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Since American Software will own at least 90% of the outstanding Shares, American Software will promptly cause Logility to consummate a short-form merger under Georgia law in which all shares held by remaining shareholders will be converted into the right to receive $7.02 per Share, without interest. Following the merger, the Shares will cease to be listed on the NASDAQ Global Market.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James C. Edenfield
James C. Edenfield

Date: June 30, 2009

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas L. Newberry
Thomas L. Newberry

Date: June 30, 2009

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